UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINN ENERGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

53601P205

53601P304

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel

and Corporate Secretary

Linn Energy, Inc.

600 Travis St.

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Julian J. Seiguer

Wayne E. Williams

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, TX 77002

(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$325,000,016	$40,462.50

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 7,386,364 shares of Class A common stock, par value $0.001 per share, at the offer price of $44.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Linn Energy, Inc., a Delaware corporation (“Linn” or the “Company”), to purchase for cash up to 7,386,364 shares of its Class A common stock, par value $0.001 per share (the “Shares”), at a fixed price of $44.00 per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Linn Energy, Inc. The address and telephone number of the issuer’s principal executive offices are 600 Travis, Suite 5100, Houston, Texas, 77002, (281) 840-4000.

(b) The subject securities are Shares of Linn Energy, Inc. As of December 15, 2017, there were 83,573,448 Shares issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Linn Energy, Inc. The address and telephone number of the Company is set forth under Item 2(a) above. The names and business addresses of the directors and named executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of the Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Tender Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 12 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Tender Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” is incorporated herein by reference.

(b) The information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to

Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the headings “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” and “Section 12 — Effects of the Tender Offer on the Market for Shares; Registration Under the Exchange Act” in the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Tender Offer. The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 20, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Linn Energy, Inc. on December 14, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on December 14, 2017).

(a)(5)(B)	Press release issued by Linn Energy, Inc. on December 20, 2017.

(b)	Not applicable.

(d)(1)	Registration Rights Agreement dated as of February 28, 2017, among Linn Energy, Inc. and the holders party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on March 3, 2017).

(d)(2)	Linn Energy, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-8 filed on February 28, 2017).

Exhibit Number	Description

(d)(3)	Form of Restricted Stock Unit Agreement (for executive officers with employment agreements) (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-8 filed on February 28, 2017).

(d)(4)	Form of Restricted Stock Unit Agreement (for employees) (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-8 filed on February 28, 2017).

(d)(5)	Linn Energy Holdco LLC Incentive Interest Plan (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K filed on March 23, 2017).

(d)(6)	Form of Award Agreement (base interests) (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K filed on March 23, 2017).

(d)(7)	Form of Award Agreement (appreciation interests) (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K filed on March 23, 2017).

(d)(8)	Membership Interest Purchase Agreement, dated as of February 28, 2017, by and between Linn Energy, LLC and Linn Energy, Inc. (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K filed on March 3, 2017).

(d)(9)	Form of Indemnity Agreement between Linn Energy, Inc. and the directors and officers of Linn Energy, Inc. (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-8 filed on February 28, 2017).

(d)(10)	Second Amended and Restated Employment Agreement of Mark E. Ellis, dated February 28, 2017 (incorporated by reference to Exhibit 10.11 to Current Report on Form 8-K filed on March 3, 2017).

(d)(11)	Third Amended and Restated Employment Agreement of David B. Rottino, dated February 28, 2017 (incorporated by reference to Exhibit 10.12 to Current Report on Form 8-K filed on March 3, 2017).

(d)(12)	Second Amended and Restated Employment Agreement of Arden L. Walker, Jr., dated February 28, 2017 (incorporated by reference to Exhibit 10.13 to Current Report on Form 8-K filed on March 3, 2017).

(d)(13)	Employment Agreement of Jamin B. McNeil, dated February 28, 2017 (incorporated by reference to Exhibit 10.14 to Current Report on Form 8-K filed on March 3, 2017).

(d)(14)	Employment Agreement of Thomas E. Emmons, dated February 28, 2017 (incorporated by reference to Exhibit 10.15 to Current Report on Form 8-K filed on March 3, 2017).

(d)(15)	Employment Agreement of Candice J. Wells, dated February 28, 2017 (incorporated by reference to Exhibit 10.16 to Current Report on Form 8-K filed on March 3, 2017).

(d)(16)	Form of Special Bonus Award Agreement (incorporated by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q filed on May 11, 2017).

(d)(17)	Linn Energy, Inc. Severance Plan, dated February 28, 2017 (incorporated by reference to Exhibit 10.21 to Quarterly Report on Form 10-Q filed on May 11, 2017).

(d)(18)	Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC and Berry Petroleum Company, LLC, dated January 25, 2017 (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed on January 31, 2017).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINN ENERGY, INC.

By:	/s/ Candice J. Wells
	Name:	Candice J. Wells
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: December 20, 2017

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